UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Central Pacific Financial Corp.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

154760409

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004-2505

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Carlyle Group Management L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,463,095
	9	Sole dispositive power 0
	10	Shared dispositive power 9,463,095
11	Aggregate amount beneficially owned by each reporting person 9,463,095
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 22.6%
14	Type of reporting person OO (Delaware limited liability company)

1	Names of reporting persons The Carlyle Group L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,463,095
	9	Sole dispositive power 0
	10	Shared dispositive power 9,463,095
11	Aggregate amount beneficially owned by each reporting person 9,463,095
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 22.6%
14	Type of reporting person PN

1	Names of reporting persons Carlyle Holdings II GP L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,463,095
	9	Sole dispositive power 0
	10	Shared dispositive power 9,463,095
11	Aggregate amount beneficially owned by each reporting person 9,463,095
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 22.6%
14	Type of reporting person OO (Delaware limited liability company)

1	Names of reporting persons Carlyle Holdings II L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Québec
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,463,095
	9	Sole dispositive power 0
	10	Shared dispositive power 9,463,095
11	Aggregate amount beneficially owned by each reporting person 9,463,095
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 22.6%
14	Type of reporting person PN (Québec société en commandite)

1	Names of reporting persons TC Group Cayman Investment Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,463,095
	9	Sole dispositive power 0
	10	Shared dispositive power 9,463,095
11	Aggregate amount beneficially owned by each reporting person 9,463,095
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 22.6%
14	Type of reporting person PN (Cayman Islands exempt limited partnership)

1	Names of reporting persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,463,095
	9	Sole dispositive power 0
	10	Shared dispositive power 9,463,095
11	Aggregate amount beneficially owned by each reporting person 9,463,095
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 22.6%
14	Type of reporting person PN (Cayman Islands exempt limited partnership)

1	Names of reporting persons Carlyle Financial Services, Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,463,095
	9	Sole dispositive power 0
	10	Shared dispositive power 9,463,095
11	Aggregate amount beneficially owned by each reporting person 9,463,095
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 22.6%
14	Type of reporting person OO (Cayman Islands Exempt Company)

1	Names of reporting persons TCG Financial Services, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,463,095
	9	Sole dispositive power 0
	10	Shared dispositive power 9,463,095
11	Aggregate amount beneficially owned by each reporting person 9,463,095
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 22.6%
14	Type of reporting person PN (Cayman Islands Exempt Limited Partnership)

1	Names of reporting persons Carlyle Financial Services Harbor, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,463,095
	9	Sole dispositive power 0
	10	Shared dispositive power 9,463,095
11	Aggregate amount beneficially owned by each reporting person 9,463,095
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 22.6%
14	Type of reporting person PN

1	Names of reporting persons DBD Cayman Holdings Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person OO (Cayman Islands Exempt Company)

1	Names of reporting persons DBD Cayman Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person OO (Cayman Islands Exempt Company)

1	Names of reporting persons TCG Holdings Cayman II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person PN (Cayman Islands Exempt Limited Partnership)

Preliminary Note

This Amendment No. 1, dated July 2, 2013 (this “Amendment No. 1”), supplements and amends the Schedule 13D filed on February 28, 2011 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, no par value per share (the “Common Stock”), of Central Pacific Financial Corp. (the “Issuer”). Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated in its entirety by the following information:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Carlyle Group Management L.L.C.,

The Carlyle Group L.P.,

Carlyle Holdings II GP L.L.C.,

Carlyle Holdings II L.P.,

TC Group Cayman Investment Holdings, L.P.,

TC Group Cayman Investment Holdings Sub L.P.,

Carlyle Financial Services, Ltd.,

TCG Financial Services, L.P.,

Carlyle Financial Services Harbor, L.P. (“Carlyle Harbor”)

DBD Cayman Holdings, Ltd.,

DBD Cayman, Ltd. and

TCG Holdings Cayman II, L.P.

Following an internal reorganization on May 2, 2012, TC Group Cayman Investment Holdings, L.P. is no longer the sole shareholder of Carlyle Financial Services, Ltd. Accordingly, TCG Holdings Cayman II, L.P., DBD Cayman, Ltd., and DBD Cayman Holdings, Ltd. may no longer be deemed to beneficially own any of the Common Stock reported herein.

Each of Carlyle Group Management L.L.C., The Carlyle Group, L.P., Carlyle Holdings II GP L.L.C. and Carlyle Harbor is organized in the state of Delaware. Carlyle Holdings II L.P. is a Québec société en commandite. The principal business address of each of these Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

Each of TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P., DBD Cayman Holdings Ltd., DBD Cayman Ltd. and TCG Holdings Cayman II, L.P. is organized under the laws of the Cayman Islands. The principal business address of each of these Reporting Persons is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of Carlyle Group Management L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello, Jay S. Fishman, Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Edward J. Mathias, Dr. Thomas S. Robertson, David M. Rubenstein and William J. Shaw (collectively, the “Directors”). The executive officers of Carlyle Group Management LLC are William E. Conway, Jr., Daniel A. D’Aniello, Jeffrey W. Ferguson, Adena T. Friedman, David M. Rubenstein and Glenn A. Youngkin (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”). Each of the Related Persons is a citizen of the United States.

The Directors of Carlyle Financial Services, Ltd. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Glenn A. Youngkin. The officers of Carlyle Holdings II L.P. are William E. Conway, Jr., Daniel A. D’Aniello, Jeffrey W. Ferguson, Adena T. Friedman, David M. Rubenstein and Glenn A. Youngkin.

The present principal occupation of each of the Related Persons is as follows: William E. Conway, Jr., Co-Chief Executive Officer and Co-founder of The Carlyle Group; Daniel A. D’Aniello, Chairman and Co-founder of The Carlyle Group; Jay S. Fishman, Chairman and Chief Executive Officer of The Travelers Companies, Inc.; Lawton W. Fitt, Director of Carlyle Group Management L.L.C.; James H. Hance, Jr., Director of Carlyle Group Management L.L.C.; Janet Hill, Principal of Hill Family Advisors; Edward J. Mathias, Managing Director of The Carlyle Group; Dr. Thomas S. Robertson, Dean of the Wharton School at the University of Pennsylvania; David M. Rubenstein, Co-Chief Executive Officer and Co-founder of The Carlyle Group; William J. Shaw, Director of Carlyle Group Management L.L.C.; Jeffrey W. Ferguson, Managing Director and General Counsel of The Carlyle Group; Adena T. Friedman, Chief Financial Officer of The Carlyle Group; and Glenn A. Youngkin, Chief Operating Officer of The Carlyle Group. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 99.1 hereto.

During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

On June 28, 2013, Carlyle Financial Services BU, L.P. and Carlyle Harbor entered into a guarantee and pledge agreement (the “Guarantee and Pledge Agreement”) with The Bank of N.T. Butterfield & Son Limited (the “Butterfield”), in connection with a $95.0 million term loan credit facility letter (the “Term Loan”) entered into by CGFSP Margin Loan L.P. (“CGFSP”) and Butterfield.

As security for CGFSP’s obligations under the Term Loan, including the maintenance of certain collateral ratios based on the market values of the pledged shares relative to the amount outstanding on the Term Loan, Carlyle Harbor has pledged 9,463,095 shares of Common Stock of the Issuer (the “Pledged Shares”). All voting rights and rights to receive dividends or distributions with respect to the Pledged Shares will remain with Carlyle Harbor unless an event of default under the Term Loan has occurred and is continuing.

The foregoing description of the Guarantee and Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the Guarantee and Pledge Agreement, which is filed as Exhibit 99.6 hereto and which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) – (b)

As of the date hereof, each of the Reporting Persons beneficially owns the number and percentage of shares of Common Stock issued and outstanding listed opposite its name:

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Carlyle Group Management L.L.C.	9,463,095	22.6%	0	9,463,095	0	9,463,095
The Carlyle Group L.P.	9,463,095	22.6%	0	9,463,095	0	9,463,095
Carlyle Holdings II GP L.L.C.	9,463,095	22.6%	0	9,463,095	0	9,463,095
Carlyle Holdings II L.P.	9,463,095	22.6%	0	9,463,095	0	9,463,095
TC Group Cayman Investment Holdings, L.P.	9,463,095	22.6%	0	9,463,095	0	9,463,095
TC Group Cayman Investment Holdings Sub L.P.	9,463,095	22.6%	0	9,463,095	0	9,463,095
Carlyle Financial Services, Ltd.	9,463,095	22.6%	0	9,463,095	0	9,463,095
TCG Financial Services, L.P.	9,463,095	22.6%	0	9,463,095	0	9,463,095
Carlyle Financial Services Harbor, L.P.	9,463,095	22.6%	0	9,463,095	0	9,463,095
DBD Cayman Holdings Ltd.	0	0.0%	0	0	0	0
DBD Cayman Ltd.	0	0.0%	0	0	0	0
TCG Holdings Cayman II, L.P.	0	0.0%	0	0	0	0

(1)	Based on 41,938,294 shares of Common Stock outstanding as of May 1, 2013.

Carlyle Harbor is the record holder of 9,463,095 shares of Common Stock. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle Harbor.

None of the other Reporting Persons or Related Persons beneficially owns any Common Stock.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) During the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) Following an internal reorganization on May 2, 2012, TC Group Cayman Investment Holdings, L.P. is no longer the sole shareholder of Carlyle Financial Services, Ltd. Accordingly, TCG Holdings Cayman II, L.P., DBD Cayman, Ltd., and DBD Cayman Holdings, Ltd. may no longer be deemed to beneficially own any of the Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference in response to this Item 6.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.2	Power of Attorney (filed herewith).

Exhibit 99.3	Investment Agreement, dated as of November 4, 2010, by and between Central Pacific Financial Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 5, 2010 and incorporated by reference herein).

Exhibit 99.4	Amendment No. 1, dated as of December 20, 2010, to the Investment Agreement, dated as of November 4, 2010, by and between Central Pacific Financial Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 21, 2010 and incorporated by reference herein).

Exhibit 99.5	Amendment No. 2, dated as of February 10, 2011, to the Investment Agreement, dated as of November 4, 2010, as amended, by and between Central Pacific Financial Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 11, 2011 and incorporated by reference herein).

Exhibit 99.6	Guarantee and Pledge Agreement, dated as of June 28, 2013, by and among Carlyle Financial Services BU, L.P. and Carlyle Financial Services Harbor, L.P., as pledgors, and The Bank of N.T. Butterfield & Son Limited (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2013

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TCG FINANCIAL SERVICES, L.P.
By: Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES HARBOR, L.P.
By: TCG Financial Services, L.P., its general partner
By: Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

DBD CAYMAN HOLDINGS, LTD.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Ordinary Member

DBD CAYMAN, LTD.
By: DBD Cayman Holdings, Ltd., its sole shareholder

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Ordinary Member

TCG HOLDINGS CAYMAN II, L.P.
By: DBD Cayman, Ltd., its general partner
By: DBD Cayman Holdings, Ltd., its sole shareholder

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Ordinary Member